UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Banro Corporation
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

066800103
(CUSIP Number)

Robert Lanava, Chief Compliance Officer Gramercy Funds Management LLC 20 Dayton Avenue Greenwich, CT 06830 Tel: +1 (203) 552-1902
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 19, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [X].

CUSIP No.	066800103

1.	NAME OF REPORTING PERSONS
Gramercy Funds Management LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

352,259,680[1]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

352,259,680[1]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

352,259,680[1]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.5%[1]

14.	TYPE OF REPORTING PERSON

IA, OO

1 As of the date hereof, Gramercy Funds Management LLC ("Gramercy") has beneficial ownership of 333,959,680 common shares of the Issuer (the "Common Shares") and 18,300,000 warrants of the issuer (the "Warrants").  The Warrants may be exchanged for Common Shares on a 1 to 1 basis.  Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the  Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800103

1.	NAME OF REPORTING PERSONS
Gramercy Distressed Opportunity Fund II, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

153,155,642[2]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

153,155,642[2]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

153,155,642[2]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.8%[2]

14.	TYPE OF REPORTING PERSON

PN

2 As of the date hereof,  Gramercy Distressed Opportunity Fund II, L.P. ("GDOF2") has beneficial ownership of 144,535,798 common shares of the Issuer (the "Common Shares") and 8,619,844 warrants of the issuer (the "Warrants").  The Warrants may be exchanged for Common Shares on a 1 to 1 basis.  Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800103

1.	NAME OF REPORTING PERSONS
Roehampton Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

103,941,152[3]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

103,941,152[3]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

103,941,152[3]
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.4%[3]

14.	TYPE OF REPORTING PERSON

OO

3 As of the date hereof, Roehampton Partners LLC ("Roehampton") has beneficial ownership of 96,748,730 common shares of the Issuer (the "Common Shares") and 7,192,422 warrants of the issuer (the "Warrants").  The Warrants may be exchanged for Common Shares on a 1 to 1 basis.  Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800103

1.	NAME OF REPORTING PERSONS

Robert Koenigsberger

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
		(a)	[_]
		(b)	[_]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

352,259,680[4]

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

352,259,680[4]

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

352,259,680[4]

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
	CERTAIN SHARES		[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

31.5%[4]

14.	TYPE OF REPORTING PERSON

IN, HC

4 As of the date hereof, Mr. Koenigsberger, as a Partner and the Chief Investment Officer of Gramercy, has beneficial ownership of 333,959,680 common shares of the Issuer (the "Common Shares") and 18,300,000 warrants of the issuer (the "Warrants").  The Warrants may be exchanged for Common Shares on a 1 to 1 basis.  Rows 8, 10 and 11 show the number of Common Shares that would be issuable upon the exchange of the Warrants, and Row 13 shows the percentage, giving effect to such ownership limit.

CUSIP No.	066800103

This Schedule 13D is Amendment No. 1 with respect to (i) Gramercy Funds Management LLC, and (ii) Robert Koenigsberger.

This Schedule 13D is an initial filing with respect to (i) Gramercy Distressed Opportunity Fund II, L.P., and (ii) Roehampton Partners LLC.

Item 1.	Security and Issuer.

The name of the issuer is Banro Corporation, a corporation organized in Canada (the "Issuer").  The address of the Issuer's principal executive offices is 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.  This Schedule 13D relates to the Issuer's Common Shares, no par value (the "Shares").

Item 2.	Identity and Background.

(a), (f)
The persons filing this statement are (i) Gramercy Funds Management LLC, a Delaware limited liability company ("Gramercy"), (ii) Gramercy Distressed Opportunity Fund II, L.P., a Cayman Islands exempted limited partnership ("GDOF2"), (iii) Roehampton Partners LLC, a Delaware limited liability company ("Roehampton"), and (iv) Robert Koenigsberger, a citizen of the United States of America ("Mr. Koenigsberger", and collectively with Gramercy, GDOF2 and Roehampton, the "Reporting Persons").

(b)	The principal business address for Gramercy, Mr. Koenigsberger, GDOF2 and Roehampton is 20 Dayton Avenue, Greenwich, Connecticut, 06830, U.S.A.

(c)
Mr. Koenigsberger is a Partner and the Chief Investment Officer of Gramercy, an investment adviser registered with the Securities and Exchange Commission (the "SEC") that serves as general partner and/or investment manager to private investment vehicles and managed accounts.  In this regard, Gramercy serves as the general partner of GDOF2 and the managing member of Roehampton.

GDOF2 and Roehampton are principally engaged in the business of investing their respective assets in equity and/or debt financial instruments.

(d)	None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares beneficially owned by Gramercy came from working capital of GDOF2, Roehampton and certain other investment advisory clients of Gramercy.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Gramercy is approximately $31,910,706.67.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the Shares directly owned by GDOF2 came from its working capital.  The net investment costs (including commissions, if any) of the Shares directly owned by GDOF2 is approximately $17,248,740.30.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the Shares directly owned by Roehampton came from its working capital.  The net investment costs (including commissions, if any) of the Shares directly owned by Roehampton is approximately $9,660,036.55.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

The funds for the purchase of the Shares beneficially owned by Mr. Koenigsberger came from working capital of GDOF2, Roehampton and certain other investment advisory clients of Gramercy.  The net investment costs (including commissions, if any) of the Shares beneficially owned by Mr. Koenigsberger is approximately $31,910,706.67.  No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Shares beneficially owned by the Reporting Persons were acquired for investment in the ordinary course of the Reporting Persons' investment activities because they believe the Shares represent an attractive investment opportunity.  This Schedule 13D is being filed by the Reporting Persons to report the acquisition of additional Shares pursuant to the completion of the Recapitalization (as discussed below).

As further described in Item 4 of the Schedule 13D filed by Gramercy in respect of the Issuer on February 10, 2017, Gramercy, on behalf of the Reporting Persons and certain of its other investment advisory clients, entered into a support agreement with the Issuer on January 31, 2017 (the "Support Agreement") as part of a plan of arrangement by the Issuer under the Canada Business Corporations Act to recapitalize by refinancing a total of US$207.5 million of the Issuer's outstanding debt, equitizing the Issuer's outstanding preferred shares and raising US$45 million by way of a gold forward sale (the "Recapitalization"). Gramercy agreed to support and vote in favor of the Recapitalization, pursuant to the terms of the Support Agreement, is entitled to receive certain fees from the Issuer.

In particular, the Recapitalization contemplated (a) the refinancing of the maturing US$175 million senior secured notes and US$22.5 million loan with new US$197.5 million senior secured notes with a 4-year maturity, (b) the conversion of the outstanding exchangeable preferred shares and gold-linked preferred shares of the Issuer and certain of its subsidiaries into Shares, (c) the execution of a gold forward sale agreement with Gramercy and certain other shareholders of the Issuer to raise US$45 million (the "New Gold Forward") to be used by the Issuer for working capital and general corporate purposes, including to fund transaction costs and repay an interim loan facility, and (d) the extension of the maturity dates on an existing US$10 million loan from July 15, 2018 and September 1, 2018 to February 28, 2020.

On April 20, 2017, the Issuer issued a press release (the "Press Release") on the SEC's website to announce that the Recapitalization, including the Plan, had been successfully completed.  Pursuant to the Recapitalization, Gramercy has appointed Robert L. Rauch, a Senior Partner and Portfolio Manager at Gramercy, to the Issuer's board of directors.

The foregoing was a summary of the Recapitalization, the Press Release and certain material terms of the Support Agreement.  The foregoing descriptions are not, and do not purport to be, complete and are qualified in their entirety by reference to the full text of the Issuer's management information circular dated February 27, 2017, the Press Release and the Support Agreement.  The Press Release has been filed as Exhibits B hereto and is incorporated herein by reference.  The form of the Support Agreement was filed as Exhibit D to the Schedule D filed by Gramercy in respect of the Issuer on February 10, 2017.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.  However, subject to market conditions and in compliance with applicable securities laws, the Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own in open-market transactions or privately negotiated transactions.  The Reporting Persons may also communicate with the Issuer's management, board of directors and other holders of Shares from time to time.

Item 5.	Interest in Securities of the Issuer.

(a) - (d)
As of the date hereof, Gramercy may be deemed to be the beneficial owner of 352,259,680 Shares (including warrants of the Issuer), constituting 31.5% of the Shares, based upon 1,116,878,112 Shares outstanding as of the date hereof as adjusted for warrants of the Issuer beneficially owned by Gramercy.  Gramercy has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 352,259,680 Shares.  Gramercy has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 352,259,680 Shares.

As of the date hereof, GDOF2 may be deemed to be the beneficial owner of 153,155,642 Shares (including warrants of the Issuer), constituting 13.8% of the Shares, based upon 1,107,197,956 Shares outstanding as of the date hereof as adjusted for warrants of the Issuer beneficially owned by GDOF2.  GDOF2 has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 153,155,642 Shares.  Gramercy has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 153,155,642 Shares.

As of the date hereof, Roehampton may be deemed to be the beneficial owner of 103,941,152 Shares (including warrants of the Issuer), constituting 9.4% of the Shares, based upon 1,105,770,534 Shares outstanding as of the date hereof as adjusted for warrants of the Issuer beneficially owned by Roehampton.  Roehampton has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 103,941,152 Shares.  Gramercy has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 103,941,152 Shares.

By virtue of Mr. Koenigsberger's position as a Partner and the Chief Investment Officer of Gramercy, as of the date hereof, Mr. Koenigsberger may be deemed to be the beneficial owner of 352,259,680 Shares (including warrants of the Issuer), constituting 31.5% of the Shares, based upon 1,116,878,112 Shares outstanding as of the date hereof as adjusted for warrants of the Issuer beneficially owned by Mr. Koenigsberger.  Mr. Koenigsberger has the sole power to vote or direct the vote of 0 Shares and the shared power to vote or direct the vote of 352,259,680 Shares.  Mr. Koenigsberger has the sole power to dispose or direct the disposition of 0 Shares and the shared power to dispose or direct the disposition of 352,259,680 Shares.

Other than the Shares acquired by the Reporting Persons pursuant to the Recapitalization (as summarized in Item 4 above), there have been no transactions in the Shares by the Reporting Persons during the past sixty days.

	(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 4 above is incorporated by reference in its entirety in this Item 6.  The Reporting Persons do not have any contract, arrangement, understanding or relationship with any person with respect to securities of the Issuer that is not described in Item 4 above and/or incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Press Release (incorporated by reference to Exhibit 99.1 to the Form 6-K filed with the SEC by the Issuer on April 20, 2017)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2017
(Date)

Gramercy Funds Management LLC

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger Title: Partner & Chief Investment Officer

Gramercy Distressed Opportunity Fund II, L.P.

By: Gramercy Funds Management LLC, its general partner

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger
Title: Partner & Chief Investment Officer

Roehampton Partners LLC*

By: Gramercy Funds Management LLC, its managing member

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger
Title: Partner & Chief Investment Officer

Robert Koenigsberger*

/s/ Robert Koenigsberger

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of his or its pecuniary interest therein, and this report shall not be deemed an admission that such Reporting Persons are the beneficial owners of the securities for purposes of Section 16 of the Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D, dated April 25, 2017, relating to the Common Shares, no par value of Banro Corporation shall be filed on behalf of the undersigned.

April 25, 2017
(Date)

Gramercy Funds Management LLC

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger Title: Partner & Chief Investment Officer

Gramercy Distressed Opportunity Fund II, L.P.

By: Gramercy Funds Management LLC, its general partner

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger
Title: Partner & Chief Investment Officer

Roehampton Partners LLC*

By: Gramercy Funds Management LLC, its managing member

By: /s/ Robert Koenigsberger
Name: Robert Koenigsberger
Title: Partner & Chief Investment Officer

Robert Koenigsberger*

/s/ Robert Koenigsberger

SK 27859 0001 7464443